Morrison Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

December 5, 2024

VIA EDGAR CORRESPONDENCE

Michael Rosenberg
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Roundhill ETF Trust File Nos. 333-273052; 811-23887

Dear Mr. Rosenberg:

This letter responds to your comments regarding the registration statement filed on Form N-1A for the Roundhill ETF Trust (the “Registrant” or the“Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 23, 2024 (the “Registration Statement”). The Registration Statement relates to the Roundhill Apple AAPL Weekly Covered Call Strategy ETF, Roundhill Advanced Micro Devices AMD Weekly Covered Call Strategy ETF, Roundhill Amazon AMZN Weekly Covered Call Strategy ETF, Roundhill Coinbase COIN Weekly Covered Call Strategy ETF, Roundhill Alphabet GOOGL Weekly Covered Call Strategy ETF, Roundhill Meta Platforms META Weekly Covered Call Strategy ETF, Roundhill Microsoft MSFT Weekly Covered Call Strategy ETF, Roundhill MicroStrategy MSTR Weekly Covered Call Strategy ETF, Roundhill Nvidia NVDA Weekly Covered Call Strategy ETF and Roundhill Tesla TSLA Weekly Covered Call Strategy ETF (each a “Fund” and, collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

The Registrant notes that in response to the Staff’s comments and certain operational considerations, the Registrant has revised the investment strategy of the Funds. Revised prospectuses disclosing these changes have been provided to the Staff under separate cover. However, due to the changes in the strategy, several of the Staff’s comments, especially those relating to the use of options, are no longer applicable as the Funds will no longer utilize options contracts, but will instead invest principally in swap agreements.

The names of the Funds have been changed as set forth in the table below.

Old Name	New Name
Roundhill Apple AAPL Weekly Covered Call Strategy ETF	Roundhill AAPL WeeklyPay ETF
Roundhill Advanced Micro Devices AMD Weekly Covered Call Strategy ETF	Roundhill AMD WeeklyPay ETF
Roundhill Amazon AMZN Weekly Covered Call Strategy ETF	Roundhill AMZN WeeklyPay ETF
Roundhill Coinbase COIN Weekly Covered Call Strategy ETF	Roundhill COIN WeeklyPay ETF
Roundhill Alphabet GOOGL Weekly Covered Call Strategy ETF	Roundhill GOOGL WeeklyPay ETF
Roundhill Meta Platforms META Weekly Covered Call Strategy ETF	Roundhill META WeeklyPay ETF
Roundhill Microsoft MSFT Weekly Covered Call Strategy ETF	Roundhill MSFT WeeklyPay ETF
Roundhill Microstrategy MSTR Weekly Covered Call Strategy ETF	Roundhill PLTR WeeklyPay ETF
Roundhill Nvidia NVDA Weekly Covered Call Strategy ETF	Roundhill NVDA WeeklyPay ETF
Roundhill Tesla TSLA Weekly Covered Call Strategy ETF	Roundhill TSLA WeeklyPay ETF

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

 Please provide responses to all of the Staff’s comments on EDGAR at least five business days before the effective date of the Registration Statement.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement and that it will provide the Staff with a response letter in the form of correspondence at least five business days before effectiveness.

Comment 2 – Principal Investment Strategies

Please include the following disclosure, in bold, in the section entitled “Principal Investment Strategies” for each Fund (as modified based on each Fund’s exposure):

1.	Any investment in the Fund is not an investment in AAPL.

2.	The Fund’s strategy will cap its potential gains if AAPL shares increase in value.

3.	The Fund’s strategy is subject to all potential losses if AAPL shares decrease in value, which may not be offset by income received by the Fund.

4.	Fund shareholders are not entitled to AAPL dividends.

Response to Comment 2

Pursuant to the Staff’s comment, the referenced disclosures, modified as applicable, have been added to the sections entitled “Principal Investment Strategies.”

It is critical that investors understand the following:

1.	An investment in the Fund is not an investment in AAPL.

2.	The Fund’s strategy is subject to all potential losses if AAPL shares decrease in value, and may lose all of its value if shares of AAPL decrease by 83.33 percent over the course of any calendar week.

Comment 3 – Principal Investment Strategies

Please supplementally confirm each of the following:

1.	Whether notional principal will always be equal to or larger than the call options the Fund is covering.

2.	Whether the purchased call options will always be equal to or longer than the sold call options the Fund is covering.

3.	Whether the strike price of the purchased call options would ever be higher than that of the sold call options the Fund covers and, if so, what the maximum difference in strike prices would be.

Response to Comment 3

The Registrant has revised the strategy of each Fund such that the Fund will not invest in options as part of its principal investment strategies. Instead, the Fund will invest substantially in swap agreements to derive its exposure to the applicable underlying security. Accordingly, the Staff’s comment is no longer applicable.

Comment 4 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

This strategy effectively converts a portion of the potential upside price return growth of AAPL into current income.

The strategy seeks to offset, not convert, a portion of the potential upside into current income. Please revise accordingly.

Response to Comment 4

The Registrant has revised the strategy of each Fund such that the Fund will no longer pursue a covered call investment strategy. Accordingly, the Staff’s comment is no longer applicable.

Comment 5 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

In addition to the options contracts, the Fund will also invest in short-term U.S. Treasury securities and money market funds.

Please explain that these options are used as collateral in connection with the Fund’s covered call strategy.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as follows:

In addition to the swap agreements, the Fund will also invest in short-term U.S. Treasury securities, short-term U.S. Treasury ETFs, and money market funds that will be used to collateralize such agreements. (emphasis added)

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure set forth in the section entitled “Principal Investment Strategies”:

… AAPL is assigned to the information technology sector.

Please specify the industry, in addition to the sector, to which Apple is assigned.

Response to Comment 6

Pursuant to the Staff’s comment, the referenced disclosure has been revised to disclosure the “industry group” for each of the Funds.

Comment 7 – Principal Investment Strategies

Please disclose in the section entitled “Principal Investment Strategies” that the Fund intends to continuously obtain indirect exposure to AAPL through the use of options contracts and that as the option contracts it holds are exercised or expire it may enter into new options contracts, a practice referred to as “rolling,” and that the Fund’s practice of rolling may result in high portfolio turnover.

Response to Comment 7

The Registrant has revised the strategy of each Fund such that the Fund will not invest in options as part of its principal investment strategies. Instead, the Fund will invest substantially in swap agreements to derive its exposure to the applicable underlying security. Accordingly, the Staff’s comment is no longer applicable as the concept, costs and risks of “rolling” options contracts is not present as it relates to an automatic resetting of each Fund’s swap agreements.

Comment 8 – Principal Investment Strategies

Please disclose in the section entitled “Principal Investment Strategies” the range of exposure to cash money market funds and treasuries held by the Fund, the range of exposure to options, and whether, in terms of notional value, the combination of these investment instruments will provide exposure to AAPL equal to at least 100% of the Fund’s total assets.

Response to Comment 8

The Registrant supplementally confirms that each Fund will hold cash and cash equivalents approximately equal to 100% of the Fund’s net assets. The Funds have revised their investment strategy disclosure to indicate that a significant portion of s Fund’s investments will be held in cash and cash equivalents but decline to indicate that approximately 100% of each Fund’s assets will be invested in such instruments as they believe that would be confusing to an average investor who does not understand the collateral mechanics of a swap agreement.

Comment 9 – Principal Investment Strategies

Please disclose in the section entitled “Principal Investment Strategies” that neither the Fund, the Trust, the Advisor, the Sub-Adviser nor their respective affiliates make any representations to the investor as to the performance of AAPL.

Response to Comment 9

Pursuant to the Staff’s comment, the disclosure set forth below has been added to the section entitled “Principal Investment Strategies”:

Lastly, neither the Fund, the Trust, the Adviser nor the Sub-Adviser, nor any of their respective affiliates, make any representations investors as to the performance of AAPL.

Comment 10 – Principal Risks

The Staff notes “Information Technology Companies Risk” set forth the section entitled “Principal Risks.” Please revise to add disclosure regarding the industry to which AAPL is assigned.

Response to Comment 10

The Registrant acknowledges the Staff’s comment but respectfully declines to make the requested addition based upon unique practical considerations in certain circumstances. While it is generally customary and proper for a fund to include industry-specific disclosure, the Funds are different because each currently provides company-specific risk disclosure for the company to which they have exposure. This is a level of specificity that goes well-beyond industry-specific disclosure. Furthermore, each Fund already contains disclosure relating to the broader sector to which that security is assigned. This disclosure is designed to describe the broader risks to which a company in a certain sector is subject. In many instances, the company-specific disclosure and the sector-level disclosure are already broadly similar, as one would expect. In certain instances, providing disclosure that is slightly broader than company-specific and slightly narrower than sector-specific does not generally provide anything different to disclose. Nevertheless, in instances where a Fund has an industry-level exposure that lends itself to unique disclosure, such as the semiconductor industry, such disclosure has been included.

Comment 11 – Tax Information

The Staff notes the section entitled “Tax Information.” It is the Staff’s understanding that the federal income tax treatment of certain aspects of the proposed operations of the Funds are not entirely clear and, given the resulting implication of each Fund’s ability to qualify and maintain RIC status, the ultimate tax treatment appears to be material to an informed investor. Therefore, please explain the technical merits of the Fund’s tax position regarding its RIC status, any known views of the taxing authorities with respect to such positions, a history of the taxing authority with respect to resolving fund tax issues with similar levels of technical support and any other relevant information.

Response to Comment 11

Pursuant to the Staff’s comment, the section entitled “Principal Risks” has been revised to include the following risk factor:

SPECIAL TAX RISK. The Fund intends to qualify annually and to elect to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the “Code”). To qualify for the favorable U.S. federal income tax treatment generally accorded to regulated investment companies, the Fund must, among other things, (i) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income derived with respect to its business of investing in such stock, securities or currencies, or net income derived from interests in certain publicly traded partnerships; (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the market value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other regulated investment companies and other securities, with such other securities of any one issuer generally limited for the purposes of this calculation to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is invested in the securities (other than U.S. government securities or the securities of other regulated investment companies) of any one issuer, or two or more issuers which the Fund controls which are engaged in the same, similar or related trades or businesses, or the securities of one or more of certain publicly traded partnerships; and (iii) distribute at least 90% of its investment company taxable income (which includes, among other items, dividends, interest and net short-term capital gains in excess of net long-term capital losses) and at least 90% of its net tax-exempt interest income each taxable year. There are certain exceptions for failure to qualify if the failure is for reasonable cause or is de minimis, and certain corrective action is taken and certain tax payments are made by the Fund.

The authority with regard to swaps entered into by regulated investment companies is unclear both as to the qualification under the income test and the identification of the issuer under the diversification test. The Fund intends to take the position that because the swaps held by the Fund reference securities that the income on the swaps are “other income” from the Fund’s business of investing in stocks and securities. In addition, the Fund intends to manage its investments in the swaps so that neither the exposure to issuer of the referenced security nor the exposure to any one counterparty of the swaps will exceed 25% of the gross value of the Fund’s portfolio at the end of any quarter.

If the Fund were to fail to meet the qualifying income test or asset diversification test and fail to qualify as a RIC, it would be taxed in the same manner as an ordinary corporation, and distributions to its shareholders would not be deductible by the Fund in computing its taxable income, which would adversely affect the Fund’s performance.

Comment 12 – Performance

Please disclose the broad-based equity index the Funds intend to use.

Response to Comment 12

Each Fund intends to use the Solactive GBS Global Markets All Cap USD Index TR as its broad-based equity index.

Comment 13 – Roundhill Coinbase COIN Weekly Covered Call Strategy ETF

The Staff notes the Roundhill Coinbase COIN Weekly Covered Call Strategy ETF, specifically the section entitled “Principal Investment Strategies—Additional Information About COIN.” Please disclose that COIN may hold substantial amounts of bitcoin and disclose the risks associated therewith. As part of this discussion, please state, if applicable, that these holdings are significant, and in an appropriate location in the statutory prospectus, please briefly disclose information regarding the bitcoin blockchain and its proof-of-work consensus mechanism, including mining and block rewards, transaction fees earned through mining, the relationship of bitcoin to the bitcoin blockchain, and the applications that the bitcoin blockchain have been specifically designed to support, including the fact that bitcoin is not widely accepted as a means of payment.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised to add significant disclosure regarding bitcoin and other digital assets, as well the risks inherent in holding such assets in the sections entitled “Principal Risks” and “Additional Information About Each Fund’s Principal Investment Strategies – Roundhill COIN WeeklyPay ETF.”

Comment 14 – Roundhill Coinbase COIN Weekly Covered Call Strategy ETF

The Staff notes the Roundhill Coinbase COIN Weekly Covered Call Strategy ETF, specifically the term “crypto asset” set forth in the section entitled “Principal Investment Strategies—Additional Information About COIN.” Please briefly describe the term, including how they are issued and transferred through public, permissionless blockchain technology and related technologies (e.g., so-called smart contracts), as well as their intended use cases and applications.

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised to add significant disclosure regarding such digital assets in the sections entitled “Principal Risks” and “Additional Information About Each Fund’s Principal Investment Strategies – Roundhill COIN WeeklyPay ETF.”

Comment 15 – Roundhill Coinbase COIN Weekly Covered Call Strategy ETF

The Staff notes the Roundhill Coinbase COIN Weekly Covered Call Strategy ETF. Please disclose in the section entitled “Principal Investment Strategies” that the underlying holdings are not highly volatile but highly speculative. Please also briefly explain that the performance of those companies depends on the use of crypto assets and public, permissionless blockchains. In this regard, please disclose that they are not being widely used for such purposes and that there are significant impediments and/or disadvantages to this adoption, including salability challenges.

In the section entitled “Principal Risks,” please briefly explain the kind of impediments and/or disadvantages of adopting the bitcoin blockchain, including the slowness of transaction processing and finality, variability of transaction fees, and volatility of bitcoin’s price. Please further disclose that the development and use of the blockchain for its intended purpose is and may continue to be substantially dependent on “Layer 2” solutions. Please also briefly describe Layer 2 networks and any risks or challenges that they pose to the blockchain and bitcoin.

Please also disclose that the Commission has brought an enforcement action (SEC v. Coinbase Case No. 1:23-cv-04738). This action alleges that Coinbase provides, among other things, a trading platform that operates as an unregistered broker, an unregistered exchange and an unregistered clearing agency.

Response to Comment 15

Pursuant to the Staff’s comment, the section entitled “Principal Investment Strategies” has been revised to include the disclosure set forth below.

COIN has substantial holdings of bitcoin and other digital assets. Such holdings are not only highly volatile, but highly speculative. In addition, the SEC has brought an enforcement action against COIN (SEC v. Coinbase Case No. 1:23-cv-04738). This action alleges that Coinbase provides, among other things, a trading platform that operates as an unregistered broker, an unregistered exchange and an unregistered clearing agency. Please see the section entitled “Additional Information About Each Fund’s Principal Investment Strategies – Roundhill COIN WeeklyPay ETF” for more information about bitcoin and digital assets, as well as the risks associated with COIN’s exposure to such assets, set forth below.

In addition, as referenced in the Registrant’s responses above, the Fund’s disclosure has been revised to include highly detailed strategy and risk disclosures regarding COIN’s bitcoin and digital asset holdings.

Comment 16 – Roundhill Alphabet GOOGL Weekly Covered Call Strategy ETF

The Staff notes the Roundhill Alphabet GOOGL Weekly Covered Call Strategy ETF, specifically the section entitled “Principal Investment Strategies—Additional Information About GOOGL.” Please consider whether the description of Alphabet, Inc. is too narrow. If so, revise accordingly.

Response to Comment 16

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below.

Alphabet, Inc. offers a wide array of products and services including its search engine, advertising platforms, cloud computing and consumer electronics.

Comment 17 – Roundhill MicroStrategy MSTR Weekly Covered Call Strategy ETF

The Staff notes the Roundhill MicroStrategy MSTR Weekly Covered Call Strategy ETF, specifically Bitcoin Risk set forth in the section entitled “Principal Risks.” Please add disclosure referencing digital asset trading venues, noting that such venues may be operating out of compliance with applicable laws and regulations. This comment is also applicable to similar risk disclosure elsewhere in the prospectus (e.g., re COIN).

Response to Comment 17

The referenced Fund no longer seeks exposure to MSTR. Accordingly, the Staff’s comment is no longer applicable.

Comment 18 – Roundhill Tesla TSLA Weekly Covered Call Strategy ETF

The Staff notes the Roundhill Tesla TSLA Weekly Covered Call Strategy ETF, specifically TSLA Issuer-Specific Risks set forth in the section entitled “Principal Risks.” Please disclose the specific risks associated with the production of electric and autonomous vehicles.

Response to Comment 18

Pursuant to the Staff’s comment, the following disclosure has been added to the section entitled “Principal Risks”:

ELECTRIC AND AUTONOMOUS VEHICLE RISK. The electric and autonomous vehicle industries are in a phase of rapid technological innovation. Companies may face challenges in developing reliable, efficient, and cost-effective technologies, which could delay product rollouts or reduce competitiveness. The success of electric and autonomous vehicle companies is influenced by government policies, such as subsidies, tax incentives, emissions regulations, and autonomous driving laws. Changes or uncertainty in these policies may adversely impact the growth prospects of such companies. Electric and autonomous vehicle development requires significant upfront capital for research and development, production facilities, and infrastructure. Companies may face difficulties in securing adequate funding, particularly in volatile market conditions or periods of rising interest rates. In addition, electric and autonomous vehicle companies depend on the availability of raw materials, particularly for batteries (e.g., lithium, cobalt, nickel). Supply chain disruptions, geopolitical tensions, or material shortages could increase costs and hinder production. Consumer adoption of electric and autonomous vehicles depends on factors such as vehicle affordability, charging infrastructure availability, range anxiety, and consumer trust in autonomous driving technology. Slower-than-expected adoption could impact company revenues. Lastly, the market for electric and autonomous vehicles is highly competitive, with established automakers, startups, and technology companies vying for market share. Intense competition may lead to pricing pressure, reduced margins, or market consolidation.

Comment 19 – Management of the Funds

The Staff notes the section “Management of the Funds—Portfolio Managers.” Please consider disclosing whether the listed portfolio managers are considered “primary” portfolio managers.

Response to Comment 19

The Registrant respectfully declines to make the requested revisions as no such distinction exists in the present instance.

Comment 20 – Statement of Additional Information

The Staff notes the disclosures relating to derivative actions set forth in the section entitled “General Description of the Trust and the Funds” in the statement of additional information. Please disclose this information in the statutory prospectus.

Response to Comment 20

The Registrant respectfully declines to disclose the referenced disclosure in the prospectus as requested by the Staff, as this disclosure being set forth in the statement of additional information is both suitable and appropriate for investor comprehension and in compliance with the requirements of Form N-1A.

Comment 21 – Statement of Additional Information

The Staff notes each Fund’s concentration policy set forth in the section entitled “Exchange Listing and Trading” in the statement of additional information. Please disclose to which industry each underlying investment has been assigned.

Response to Comment 21

Pursuant to the Staff’s comment, the disclosure has been revised accordingly.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren

cc:	Richard Coyle, Esq., Chapman and Cutler LLP